Exhibit 99.191

April 12, 2021

TRANSMITTED VIA SEDAR

British Columbia Securities Commission (as principal regulator)
Alberta Securities Commission

Financial and Consumers Affairs Authority, Securities Division, Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission

New Brunswick Financial and Consumer Services Commission
Prince Edward Island Office of the Superintendent of Securities

Office of the Superintendent of Securities Service Newfoundland and Labrador
Office of the Superintendent of Securities (Nunavut)

Dear Sirs and Mesdames:

Re:         mCloud Technologies Corp.

Final prospectus supplement dated April 12, 2021

We refer to the prospectus supplement dated April 12, 2021 to the short form base shelf prospectus dated April 28, 2020 for Nunavut and the amended and restated short form base shelf prospectus for the Provinces of Canada of mCloud Technologies Corp. (the "Company") dated April 28, 2020 (the "Prospectus") qualifying the distribution of units of the Company.

We consent to the references to our name on page S-iii of the Prospectus, and to the use of and references to our name and our legal opinions under the headings "Eligibility for Investment", "Certain Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services performed by us in connection with the Prospectus.

Yours very truly,

(signed) "Owens Wright LLP"
OWENS WRIGHT LLP

300-20 Holly Street, Toronto, Ontario M4S 3B1

Tel: 416.486.9800 | Fax: 416.486.3309

owenswright.com